AVANI INTERNATIONAL GROUP, INC.

#108-2419 Bellevue Avenue

West Vancouver, B.C. V7V 4T4 Canada

604-913-2386

May 17, 2007

Mr. Scott Anderegg

Staff Attorney

Securities and Exchange Commission

Washington, D.C.

Re: Comment Letter dated April 27, 2007

      Avani International Group, Inc. (“Company”)

Dear Mr. Anderegg:

This letter is responsive to the captioned comment letter regarding the Company’s Preliminary Information Statement of Schedule 14C filed on April 2, 2007 (“Schedule 14C”). The Company has filed an amended Schedule 14C concurrent with the date of this letter.

1. Your Comment # 1. The Company will file its amendment to the Schedule 14C under EDGAR submission type PRER 14C.

2. Your Comments #2. In response to your comment, the Company has revised the text in REASONS FOR THE INCREASE OF AUTHORIZED SHARES section on page 4 of the Schedule 14C.

3. Your Comments #3. The Company has updated ADDITIONAL INFORMATION section by including the Form 10-KSB for the period ended December 31, 2006.

If you have any questions concerning this letter to the amended Schedule 14C, please contact the undersigned or the Company’s attorney, Daniel H. Luciano, at 908-832-5564.

Sincerely,

/s/ Robert Wang

Robert Wang

President